

FORM 11-K

13002971

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITI 401(k) Plan
Instrument Transformers, Inc.
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(ITI 401(k) Plan)

Date ______June 14, 2013___

(Signature)* Lester McDaniel
Name:
Title: Senior Controller

**Print name and title of the signing official under the signature.*



Instrument Transformers, Inc.



ITI 401(K) PLAN

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(K) PLAN

December 31, 2012 and 2011

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of ITI 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 and the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 18, 2013

ITI 401(K) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:		
Cash and cash equivalents (note 2)	$ 37,111	$ 31,624
Investments at fair value (notes 3 and 4)	10,478,495	9,447,002
Notes receivable from participants	536,895	414,780
Accrued dividends and interest	6,506	5,260
Total assets	11,059,007	9,898,666
Liabilities:		
Payable for excess contributions	13,845	13,916
Accrued expenses	-	6,390
Total liabilities	13,845	20,306
Net assets available for plan benefits	$ 11,045,162	$ 9,878,360

See accompanying notes to financial statements.

ITI 401(K) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 801,140	$ (301,884)
Dividend and interest income	172,599	137,771
	973,739	(164,113)
Interest on notes receivable from participants	21,083	21,198
Contributions:		
Employee	929,617	840,800
Employer	428,796	370,383
	1,358,413	1,211,183
Total additions	2,353,235	1,068,268
Deductions from net assets attributed to:		
Benefits paid to participants	1,178,181	551,271
Expenses and loan fees (note 1)	8,252	27,303
Total deductions	1,186,433	578,574
Net increase	1,166,802	489,694
Net assets available for plan benefits at:		
Beginning of year	9,878,360	9,388,666
End of year	$ 11,045,162	$ 9,878,360

See accompanying notes to financial statements.

(1) Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan sponsored by the Instrument Transformers Inc. (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments.

(c) GE Institutional S&P 500 Index Fund – This fund managed by GEAM seeks growth of capital and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Index ("S&P 500 Index"). The fund seeks to replicate the return of the S&P 500 index while holding transaction costs low and minimizing portfolio turnover.

(d) GE Institutional Income Fund – This fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(e) GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(f) Vanguard 500 Index Signal Fund – This fund seeks to track the performance of S&P 500 Index by investing substantially all of its assets in the stocks that make up the S&P 500 Index.

(g) American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

The three American Century One Choice Portfolio funds include the following:

American Century One Choice Portfolio: Aggressive
American Century One Choice Portfolio: Moderate
American Century One Choice Portfolio: Conservative

(h) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(i) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(j) DFA U.S. Targeted Value Portfolio Fund – This fund seeks long-term capital appreciation. It uses a market capitalization weighted approach by purchasing a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies.

(k) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(l) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(m) Franklin Templeton Mutual Quest Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer any whole percentage of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,000 and $16,500 in 2012 and 2011, respectively. For participants who were at least age 50 during the year, the limit was generally $22,500 and $22,000 in 2012 and 2011, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions at a rate of 50% of the employee's pre-tax contributions on the first 14% of compensation.

Vesting

Participants are immediately fully vested in their employee contributions and related investment results. Vesting in the Company's contributions and related investment results is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2012 and 2011, forfeited non-vested amounts (including unrealized appreciation) totaled $185 and $4,878, respectively. During 2012 and 2011, forfeitures of $11,092 and $34,425 were used to pay Plan expenses, respectively. During 2012 and 2011, forfeitures of $3,600 and $6,545 were used to reduce Company contributions. Gains (losses) on earnings of forfeiture balances were $82 and ($565) during 2012 and 2011, respectively. Additions to forfeiture balances were $9,917 and $10,867 in 2012 and 2011, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions and Company contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(g)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

This amount is comprised of cash held in the GE Common Stock Fund to provide liquidity. In addition, employee and employer contribution balances remitted to the trust, which are related to the last payroll cycle of the Plan year, as well as repayments of participants' notes receivable which are not yet invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock and registered investment companies.

See note 4 for additional information.

(e) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

ITI 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3) Investments

The fair values of the Plan's investments at December 31, 2012 and 2011 follow.

	2012		2011	
GE Common Stock	$ 710,029	*	$ 557,370	*
Registered Investment Companies:				
GE Institutional Money Market Fund	3,058,657	*	3,200,903	*
GE Institutional S&P 500 Index Fund	-		357,928	
GE Institutional Income Fund	679,790	*	662,376	*
GE Institutional International Equity Fund	225,353		173,674	
Vanguard 500 Index Signal Fund	370,813		-	
American Century Choice One Portfolio: Aggressive	601,059	*	470,390	
American Century Choice One Portfolio: Moderate	891,062	*	738,311	*
American Century Choice One Portfolio: Conservative	261,771		232,481	
American Funds Growth Fund of America	719,251	*	555,938	*
Columbia Acorn Select Fund	515,566		437,809	
DFA U.S. Targeted Value Portfolio Fund	709,432	*	-	
Franklin Balance Sheet Investment Fund	-		612,367	*
Franklin Templeton Mutual Global Discovery Fund	671,218	*	508,768	*
Franklin Templeton Mutual Quest Fund	1,064,494	*	938,687	*
Total registered investment companies	9,768,466		8,889,632	
Total investments at fair value	$ 10,478,495		$ 9,447,002	

*Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2012 and 2011 as follows.

	2012	2011
GE Common Stock	$ 127,175	$ 13,211
Registered Investment Companies	673,965	(315,095)
	$ 801,140	$ (301,884)

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 710,029	$ —	$ —	$ 710,029
Registered Investment Companies	9,768,466	—	—	9,768,466
Total investments at fair value	$ 10,478,495	$ —	$ —	$ 10,478,495

The Plan's investments measured at fair value on a recurring basis at December 31, 2011 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 557,370	$ —	$ —	$ 557,370
Registered Investment Companies	8,889,632	—	—	8,889,632
Total investments at fair value	$ 9,447,002	$ —	$ —	$ 9,447,002

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2012 or 2011.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified Ascensus, the prototype sponsor, by a letter dated March 31, 2008 that the basic plan document is qualified under the appropriate sections of the Internal Revenue Code. The Plan has adopted the Ascensus prototype document which has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments are outside the scope of the pre-approved prototype document.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

(8) Subsequent Events

Subsequent events after the balance sheet date through June 18, 2013, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total investments at fair value per financial statements	$ 10,478,495	$ 9,447,002
Notes receivable from participants	536,895	414,780
Deemed distributions	(19,599)	(19,599)
Total notes receivable per Form 5500	517,296	395,181
Total investments per Form 5500	$ 10,995,791	$ 9,842,183

A reconciliation of total deductions to net assets per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total deductions from net assets per financial statements	$ 1,186,433	$ 578,574
Changes in deemed distributions	-	19,599
Corrective distributions	13,845	13,916
Total expenses per Form 5500	$ 1,200,278	$ 612,089

ITI 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common stock	33,827	$	710,029
*	GE Institutional Money Market Fund	Registered investment company	3,058,657		3,058,657
*	GE Institutional Income Fund	Registered investment company	70,445		679,790
*	GE Institutional International Equity Fund	Registered investment company	20,211		225,353
	Vanguard 500 Index Signal Fund	Registered investment company	3,417		370,813
	American Century Choice One Portfolio: Aggressive	Registered investment company	45,363		601,059
	American Century Choice One Portfolio: Moderate	Registered investment company	70,052		891,062
	American Century Choice One Portfolio: Conservative	Registered investment company	21,760		261,771
	American Funds Growth Fund of America	Registered investment company	20,945		719,251
	Columbia Acorn Select Fund	Registered investment company	20,163		515,566
	DFA U.S. Targeted Value Portfolio Fund	Registered investment company	41,707		709,432
	Franklin Templeton Mutual Global Discovery Fund	Registered investment company	23,436		671,218
	Franklin Templeton Mutual Quest Fund	Registered investment company	64,320		1,064,494
	Total investments at fair value				10,478,495
*	Notes receivable from participants (128 loans with interest rates from 4.25% to 8.25% from 1 month to 15 years)				517,296
	Total Assets (Held at End of Year)			$	10,995,791

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

ITI 401(K) PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 1,752	$ 909	$ 843	$	$

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-74415, 333-155587 and 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2013, with respect to the statements of net assets available for benefits of the ITI 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 and the supplemental Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York

June 18, 2013